Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three months ended on March 31, 2022

Contents

Condensed consolidated financial interim statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A. Condensed consolidated interim income statement Unaudited Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2022	March 31, 2021
Net revenues	4	722,136	602,929
Cost of sales	5	(524,780)	(428,870)
Gross profit		197,356	174,059

Operating expenses
Selling, general and administrative	5	(36,049)	(30,450)
Mineral exploration and project evaluation	5	(17,244)	(14,314)
Other income and expenses, net	6	(20,905)	(8,531)
		(74,198)	(53,295)
Operating income		123,158	120,764

Net financial results	7
Financial income		3,708	1,921
Financial expenses		(43,399)	(34,215)
Other financial items, net		50,344	(41,885)
		10,653	(74,179)

Income before income tax		133,811	46,585

Income tax	8 (a)
Current		(43,224)	(37,563)
Deferred		(16,409)	22,589
Net income for the period		74,178	31,611
Attributable to NEXA's shareholders		63,012	22,787
Attributable to non-controlling interests		11,166	8,824
Net income for the period		74,178	31,611
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted earnings per share – USD		0.48	0.17

The accompanying notes are an integral part of these condensed consolidated interim financial statements 3of 22

Nexa Resources S.A. Condensed consolidated interim statement of comprehensive income Unaudited Three months ended on March 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	March 31, 2022	March 31, 2021
Net income for the period		74,178	31,611

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	11 (c)	1,078	36
Deferred income tax		(582)	(121)
Translation adjustment of foreign subsidiaries		165,428	(51,786)
		165,924	(51,871)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	16 (b)	(487)	(1,332)
Deferred income tax		165	403
Changes in fair value of investments in equity instruments		192	119
		(130)	(810)
Other comprehensive income (loss) for the period, net of income tax		165,794	(52,681)

Total comprehensive income (loss) for the period		239,972	(21,070)
Attributable to NEXA’s shareholders		221,195	(25,484)
Attributable to non-controlling interests		18,777	4,414
Total comprehensive income (loss) for the period		239,972	(21,070)

The accompanying notes are an integral part of these condensed consolidated interim financial statements 4 of 22

Nexa Resources S.A. Condensed consolidated interim balance sheet Unaudited All amounts in thousands of US Dollars, unless otherwise stated

Assets	Note	March 31, 2022	December 31, 2021
Current assets
Cash and cash equivalents	10 (a)	576,192	743,817
Financial investments		22,758	19,202
Other financial instruments	11 (a)	21,396	16,292
Trade accounts receivables	12	189,014	231,174
Inventory	13	514,557	372,502
Recoverable income tax		4,291	8,703
Other assets		77,776	81,119
		1,405,984	1,472,809
Non-current assets
Investments in equity instruments		3,915	3,723
Other financial instruments	11 (a)	146	102
Deferred income tax		165,097	168,205
Recoverable income tax		4,939	4,223
Other assets		111,759	98,584
Property, plant and equipment	14	2,352,932	2,087,730
Intangible assets	15	1,091,120	1,056,771
Right-of-use assets		13,072	12,689
		3,742,980	3,432,027

Total assets		5,148,964	4,904,836

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	16 (a)	49,927	46,713
Lease liabilities		15,713	16,246
Other financial instruments	11 (a)	21,835	22,684
Trade payables		376,935	411,818
Confirming payables		283,677	232,860
Dividends payable		12,650	11,441
Asset retirement and environmental obligations	17	36,841	31,953
Contractual obligations		34,824	33,156
Salaries and payroll charges		50,364	76,031
Tax liabilities		45,802	65,063
Other liabilities		33,445	41,317
		962,013	989,282
Non-current liabilities
Loans and financings	16 (a)	1,654,483	1,652,602
Lease liabilities		4,402	3,393
Other financial instruments	11 (a)	62,127	241
Asset retirement and environmental obligations	17	240,864	232,197
Provisions		45,694	36,828
Deferred income tax		203,783	208,583
Contractual obligations		105,984	114,076
Other liabilities		35,362	23,354
		2,352,699	2,271,274

Total liabilities		3,314,712	3,260,556

Shareholders’ equity
Attributable to NEXA’s shareholders		1,557,468	1,386,273
Attributable to non-controlling interests		276,784	258,007
		1,834,252	1,644,280
Total liabilities and shareholders’ equity		5,148,964	4,904,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements 5of 22

Nexa Resources S.A. Condensed consolidated interim statement of cash flows Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated
	Note	March 31, 2022	March 31, 2021
Cash flows from operating activities
Income before income tax		133,811	46,585
Depreciation and amortization		65,892	59,198
Interest and foreign exchange effects		5,532	32,906
Loss (gain) on sale of property, plant and equipment	6	84	(393)
Changes in accruals		8,743	9,674
Changes in fair value of loans and financings	7	433	(8,875)
Changes in fair value of derivative financial instruments	11 (c)	316	13,480
Changes in fair value of offtake agreement	11 (d)	19,427	-
Contractual obligations		(7,670)	(13,310)
Changes in operating assets and liabilities	10 (b)	(156,441)	13,142
Cash provided by operating activities		70,126	152,407

Interest paid on loans and financings	16 (b)	(30,739)	(35,493)
Premium paid on bonds repurchase	16 (b)	(3,277)	-
Interest paid on lease liabilities		(59)	(302)
Income tax paid		(58,632)	(21,948)
Net cash (used in) provided by operating activities		(22,580)	94,664

Cash flows from investing activities
Additions of property, plant and equipment		(83,273)	(82,623)
Additions of intangible assets		(194)	-
Net sales of financial investments		2,006	6,651
Proceeds from the sale of property, plant and equipment		212	779
Investments in equity instruments		-	(6,220)
Net cash used in investing activities		(81,249)	(81,413)

Cash flows from financing activities
New loans and financings	16 (b)	90,000	-
Payments of loans and financings	16 (b)	(4,739)	(47,204)
Bonds repurchase	16 (b)	(128,470)	-
Payments of lease liabilities		(1,984)	(2,257)
Dividends paid	1 (c)	(43,874)	(33,145)
Payments of share premium	1 (c)	(6,126)	-
Net cash used in financing activities		(95,193)	(82,606)

Foreign exchange effects on cash and cash equivalents		31,397	(10,753)

Decrease in cash and cash equivalents		(167,625)	(80,108)
Cash and cash equivalents at the beginning of the period		743,817	1,086,163
Cash and cash equivalents at the end of the period		576,192	1,006,055

The accompanying notes are an integral part of these condensed consolidated interim financial statements 6 of 22

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

Unaudited

At and for the three months ended on March 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the period	-	-	-	22,787	-	22,787	8,824	31,611
Other comprehensive loss for the period	-	-	-	-	(48,271)	(48,271)	(4,410)	(52,681)
Total comprehensive (loss) income for the period	-	-	-	22,787	(48,271)	(25,484)	4,414	(21,070)
Dividends distribution to NEXA's shareholders - USD 0.26 per share	-	-		(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(3,925)	(3,925)
Total distributions to shareholders	-	-	-	(35,000)	-	(35,000)	(3,925)	(38,925)
At March 31, 2021	132,438	1,043,755	1,245,418	(826,888)	(277,762)	1,316,961	244,288	1,561,249

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the period	-	-	-	63,012	-	63,012	11,166	74,178
Other comprehensive income for the period	-	-	-	-	158,183	158,183	7,611	165,794
Total comprehensive income for the period	-	-	-	63,012	158,183	221,195	18,777	239,972
Dividends distribution to NEXA's shareholders - USD 0.33 per share - note 1 (c)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share - note 1 (c)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Total distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	-	(50,000)
At March 31, 2022	132,438	1,037,629	1,245,418	(727,170)	(130,847)	1,557,468	276,784	1,834,252

The accompanying notes are an integral part of these condensed consolidated interim financial statements 7 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated
1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is completing the development of its third polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

Main events for the three months ended on March 31, 2022

(a)	Ukraine war impacts on NEXA´s financial statements and operations

The invasion of Ukraine by Russia, the resulting conflict, and retaliatory measures by the global community have created global security concerns and economic uncertainty, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, adverse impacts around the globe. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand and prices for the Company’s products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. As of the date of this report, we have not identified any material impacts on the Company´s operations, financial condition, or cash flows related to this war. However, NEXA cannot predict the future impact that this war could have on its business and operations and continues to monitor closely the developments related to it.

(b)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”), in which it agrees to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 up to a total of 30,810 tons, at the lower of current market prices or a price cap.

The offtake agreement resulted from negotiations with the Offtaker to sell copper concentrate in lieu of paying future royalty payments related to the acquisition of the Aripuanã project mining rights previously acquired by the Company from the Offtaker. Since the offtake agreement was structured to replace this previously existing obligation of royalty payments that were related to the acquisition of such mining rights, the amount of USD 46,100 on the inception date of the agreement, which represents the agreement’s fair value, was recognized in the intangible assets and will be amortized during the life of the mine.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss (“FVTPL”) within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cashexpense of USD 19,427 in the income statement for the three months ended March 31, 2022. Refer to note 11 (d) and 15 for additional information about the accounting treatment.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Cash distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of USD 50,000. From this amount, USD 43,874 were distributed as dividends (cash dividend) and USD 6,126, as share premium (special cash dividend). This cash distribution was paid on March 25, 2022.

(d)	Export Credit Note

On March 18, 2022, the Company entered into an Export Credit Note agreement in the total principal amount of USD 90,000 (equivalent to BRL 459,468 thousand) with maturity in 2027, and an interest rate of 2.5% plus the 6-month TERM SOFR (Secured Overnight Financing Rate).

(e)	Repurchase of NEXA Peru Bonds

On March 28, 2022, the Company completed the early redemption and cancellation of all the outstanding 4.625% Senior Notes due 2023 in the principal amount of USD 128,470. Refer to note 16 (b) for additional information.

2	Information by business segment

The presentation of segment results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

					March 31, 2022
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	321,952	561,727	(187,049)	25,506	722,136
Cost of sales	(193,256)	(502,859)	187,049	(15,714)	(524,780)
Gross profit	128,696	58,868	-	9,792	197,356

Selling, general and administrative	(15,148)	(14,974)		(5,927)	(36,049)
Mineral exploration and project evaluation	(15,934)	(1,310)		-	(17,244)
Other income and expenses, net	(34,415)	20,142		(6,632)	(20,905)
Operating income	63,199	62,726	-	(2,767)	123,158
					-
Depreciation and amortization	44,867	19,674		1,351	65,892
EBITDA	108,066	82,400	-	(1,416)	189,050
Changes in fair value of offtake agreement (iii)	19,426	-	-	-	19,426
Adjusted EBITDA	127,492	82,400	-	(1,416)	208,476
Depreciation and amortization					(65,892)
Changes in fair value of offtake agreement (iii)					(19,426)
Net financial results					10,653
Income before income tax					133,811

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

					March 31, 2021
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	255,244	468,301	(129,315)	8,699	602,929
Cost of sales	(165,905)	(386,699)	129,315	(5,581)	(428,870)
Gross profit	89,339	81,602	-	3,118	174,059

Selling, general and administrative	(15,637)	(12,015)		(2,798)	(30,450)
Mineral exploration and project evaluation	(13,016)	(1,298)		-	(14,314)
Other income and expenses, net	(1,163)	(4,853)		(2,515)	(8,531)
Operating income	59,523	63,436		(2,195)	120,764

Depreciation and amortization	37,795	20,134		1,269	59,198
EBITDA	97,318	83,570	-	(926)	179,962

Adjusted EBITDA	97,318	83,570	-	(926)	179,962
Depreciation and amortization					(59,198)
Net financial results					(74,179)
Income before income tax					46,585

(i) As more fully described in NEXA’s audited consolidated financial statements for the year ended on December 31, 2021, all revenues from products or services transferred to customers are recognized at a point in time.

(ii) The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses.

In 2022, the Company decided to better approximate managerial information to the accounting financial statements and consequently, certain adjustments in this column, such as the reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales, were no longer needed. Managerial amounts for 2021 have been reclassified to be comparable with these adjustments made in 2022.

Addionally, in 2022, the Company reviewed the classification of certain overhead costs and decided to reclassify them from Selling, general and administrative expenses to Cost of sales. For comparative purposes, the related 2021 amounts have also been reclassified.

(iii) This amount represents the change in the fair value of the offtake agreement described in note 1, which is being measured at FVTPL. This change in the fair value is a non-cash item and has been adjusted from the Company’s EBITDA.

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three months ended on March 31, 2022 have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the IFRS as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2021 prepared in accordance with IFRS as issued by the IASB.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three months ended on March 31, 2022 are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

These condensed consolidated interim financial statements for the three months ended on March 31, 2022 were approved on April 28, 2022 to be issued in accordance with a resolution of the Board of Directors.

4	Net revenues
	March 31, 2022	March 31, 2021
Gross billing	830,861	669,040
Billing from products (i)	804,538	653,435
Billing from freight and insurance services	26,323	15,605
Taxes on sales	(107,364)	(64,878)
Return of products sales	(1,361)	(1,233)
Net revenues	722,136	602,929

(i) Billing from products increased in the three months ended on March 31, 2022, mainly because of the higher metal prices during the quarter compared to the first quarter of 2021.

5	Expenses by nature
				March 31, 2022	March 31, 2021
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total
Raw materials and consumables used (ii)	(346,262)	-	-	(346,262)	(245,785)
Third-party services	(68,441)	(6,644)	(11,773)	(86,858)	(100,663)
Depreciation and amortization	(64,512)	(1,375)	(5)	(65,892)	(59,198)
Employee benefit expenses	(41,853)	(16,656)	(3,136)	(61,645)	(55,328)
Other expenses	(3,712)	(11,374)	(2,330)	(17,416)	(12,660)
	(524,780)	(36,049)	(17,244)	(578,073)	(473,634)
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(i) As of March 31, 2022, the Company incurred a total of USD 8,235 of abnormal production costs in the Vazante and the Três Marias units, related to the temporary reduction in Vazante’s operating capacity, from mid-January 2022 until the end of March, as the underground operation was partially flooded due to heavy rains in the state of Minas Gerais. The lower concentrate supply also affected the operating capacity of Três Marias, NEXA’s smelting unit that processes concentrate from Vazante. These abnormal production costs were charged directly to the income statement in the quarter.

In early April 2022, Vazante and Três Marias resumed operations at full capacity following the underground mine dewatering.

(ii) Raw materials and consumables used increased in the three months ended on March 31, 2022, because of the higher price of the zinc concentrates acquired from third-parties and used in the Company’s smelting segment.

6	Other income and expenses, net
	March 31, 2022	March 31, 2021
Remeasurement of asset retirement and environmental obligations	1,042	(5,567)
Provision of legal claims	(4,107)	(5,257)
Contribution to communities	(1,158)	(571)
Changes in fair value of derivative financial instruments – note 11 (c)	2,660	1,250
Changes in fair value of offtake agreement - note 11 (d)	(19,427)	-
(Loss) gain on sale of property, plant and equipment	(84)	393
Pre-operating expenses related to Aripuanã	(9,699)	(421)
ICMS tax incentives (i)	17,235	-
Inventory provisions	(3,501)	792
Others	(3,866)	850
	(20,905)	(8,531)

(i) In December 2021, the Company adhered to a Law that states that government grants of ICMS tax incentives are considered investment subsidies and excluded from taxable income for the purpose of calculating the corporate income taxes IRPJ and CSLL. During the first quarter of 2022, the ICMS tax incentives received in the total amount of USD 17,235 were excluded from the corporate income taxes basis for this period and the Company recognized ICMS taxes in Taxes on Sales and ICMS tax incentives in Other income and expense, net. The ICMS tax incentives are a permanent difference and the related corporate income tax effect in the amount of USD 5,860 reduced the current tax expense for the quarter as shown in note 8 (a).

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

7	Net financial results
	March 31, 2022	March 31, 2021
Financial income
Interest income on financial investments and cash equivalents	2,133	1,064
Interest on tax credits	366	162
Other financial income	1,209	695
	3,708	1,921

Financial expenses
Interest on loans and financings	(24,359)	(24,780)
Premium paid on bonds repurchase - note 16 (b)	(3,277)	-
Interest on other liabilities	(4,565)	(2,789)
Interest on contractual obligations	(1,246)	(1,423)
Interest on lease liabilities	(220)	(361)
Other financial expenses	(9,732)	(4,862)
	(43,399)	(34,215)

Other financial items, net
Fair value of loans and financings – note 16 (b)	(433)	8,875
Changes in fair value of derivative financial instruments – note 11 (c)	422	(13,654)
Foreign exchange gains (losses) (i)	50,355	(37,106)
	50,344	(41,885)

Net financial results	10,653	(74,179)

(i) The amounts for the three months ended on March 31, 2022 and 2021 include: (i) USD 15,504 and USD (22,237), respectively, which are related to the outstanding USD denominated intercompany debt of Nexa Recursos Minerais S.A. (“NEXA BR”) with NEXA; and (ii) USD 20,834 and USD (8,262), respectively, which are related to the USD loans that NEXA BR has such as export credit notes. Both transactions were impacted by the volatility of the Brazilian Reais (“BRL”), which depreciated continuously during the first quarter of 2021, while having the opposite movement during the first quarter of 2022.

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit
	March 31, 2022	March 31, 2021
Income before income tax	133,811	46,585
Statutory income tax rate	24.94%	24.94%

Income tax expense at statutory rate	(33,372)	(11,618)
ICMS tax incentives - note 6	5,860	-
Tax effects of translation of non-monetary assets/liabilities to functional currency	1,604	2,465
Special mining levy and special mining tax	(5,147)	(3,534)
Difference in tax rate of subsidiaries outside Luxembourg (i)	(11,974)	835
Unrecognized deferred tax benefit on net operating losses	(14,529)	(2,688)
Other permanent tax differences	(2,075)	(434)
Income tax (expense) benefit	(59,633)	(14,974)

Current	(43,224)	(37,563)
Deferred	(16,409)	22,589
Income tax (expense) benefit	(59,633)	(14,974)

(i) NEXA’s subsidiaries registered a higher taxable profit in 2022 which explains their higher income tax.

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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Effects of deferred tax on income statement and other comprehensive income

	March 31, 2022	March 31, 2021
Balance at the beginning of the period	(40,378)	3,188
Effect on income for the period	(16,409)	22,589
Effect on other comprehensive income (loss) – Fair value adjustment	(417)	282
Effect on other comprehensive income (loss) – Cumulative translation adjustment	18,518	(15,895)
Balance at the end of the period	(38,686)	10,164

(c)	Summary of contingent liabilities on income tax

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of March 31, 2022, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; (ii) the carryforward calculation of net operating losses; and (iii) the deductibility of foreign exchange losses and expenses. The estimated amount of these contingent liabilities on March 31, 2022 is USD 216,577 which increased compared to that estimated on December 31, 2021 of USD 134,804, mainly due to the administrative proceeding filed in 2022 regarding the tax stability of Cerro Lindo and the review of the likelihood of losses of certain uncertainties.

9	Financial instruments
(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, FVTPL and fair value through other comprehensive income. The classification by category and the corresponding accounting policies of each financial instrument in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

					March 31, 2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	10 (a)	576,192	-	-	576,192
Financial investments		22,758	-	-	22,758
Other financial instruments	11 (a)	-	21,542	-	21,542
Trade accounts receivables	12	55,129	133,885	-	189,014
Investments in equity instruments		-	-	3,915	3,915
		654,079	155,427	3,915	813,421

					March 31, 2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	16 (a)	1,614,679	89,731	-	1,704,410
Lease liabilities		20,115	-	-	20,115
Other financial instruments	11 (a)	-	83,962	-	83,962
Trade payables		376,935	-	-	376,935
Confirming payables		283,677	-	-	283,677
Use of public assets (ii)		29,862	-	-	29,862
Related parties (ii)		854	-	-	854
		2,326,122	173,693	-	2,499,815

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

14 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated
					December 31, 2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	10 (a)	743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Other financial instruments	11 (a)	-	16,394	-	16,394
Trade accounts receivables	12	84,969	146,205	-	231,174
Investments in equity instruments		-	-	3,723	3,723
Related parties (i)		2	-	-	2
		847,990	162,599	3,723	1,014,312

					December 31, 2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	16 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities		19,639	-	-	19,639
Other financial instruments	11 (a)	-	22,925	-	22,925
Trade payables		411,818	-	-	411,818
Confirming payables		232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)		393	-	-	393
		2,299,731	111,602	-	2,411,333

(b)	Fair value by hierarchy

				March 31, 2022
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	11 (a)	-	21,542	21,542
Trade accounts receivables		-	133,885	133,885
Investments in equity instruments (i)		3,915	-	3,915
		3,915	155,427	159,342
Liabilities
Other financial instruments	11 (a)	-	83,962	83,962
Loans and financings designated at fair value (iii)		-	89,731	89,731
		-	173,693	173,693

				December 31, 2021
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	11 (a)	-	16,394	16,934
Trade accounts receivables		-	146,205	146,205
Investments in equity instruments (i)		3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Other financial instruments	11 (a)	-	22,925	22,925
Loans and financings designated at fair value (iii)		-	88,677	88,677
		-	111,602	111,602

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) The methodology to determine the level 2 fair value amounts is the same as disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2021.

15 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(iii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

10	Cash and cash equivalents

(a)	Composition

	March 31, 2022	December 31, 2021
Cash and banks	186,107	276,761
Term deposits	390,085	467,056
	576,192	743,817

(b)	Changes in operating assets and liabilities

	March 31, 2022	March 31, 2021
Decrease (increase) in assets
Trade accounts receivables (i)	55,909	48,237
Inventory (ii)	(105,465)	(57,021)
Derivative financial instruments	(8,497)	9,162
Other assets	536	20,161

Increase (decrease) in liabilities
Trade payables (iii)	(106,004)	(5,844)
Confirming payables (iv)	50,002	13,558
Other liabilities (v)	(42,922)	(15,111)
	(156,441)	13,142

(i) Changes in trade accounts receivables in the three months ended on March 31, 2022 reflect the reduction in the average collection period and the higher factoring by some customers.

(ii) Changes in inventories in the three months ended on March 31, 2022 reflect the increase in the balance of finished products, semi-finished products and raw materials as explained in note 13.

(iii) Changes in trade payables in the three months ended on March 31, 2022 are due to the higher volume of payments made in the period.

(iv) Changes in confirming payables in the three months ended on March 31, 2022 are due to the higher value of the reverse factoring operations carried out by Nexa Resources Cajamarquilla S.A. (“NEXA CJM”) due to the increase in the price and volume of zinc concentrates acquired during the period.

(v) Changes in other liabilities in the three months ended on March 31, 2022 are due to the payment of profit sharing in the Peruvian subisidiaries provisioned in 2021, and to the income tax payments.

(c)	Main non-cash investing and financing transactions

During the three months ended on March 31, 2022, the Company had: (i) additions to right-of-use assets in the amount of USD 457 (March 31, 2021: USD 967); and (ii) additions in intangible assets in the amount of USD 46,100 related to the offtake agreement as described in note 15.

16 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

11	Other financial instruments
(a)	Composition
	March 31, 2022	December 31, 2021
Derivative financial instruments
Current assets	21,396	16,292
Non-current assets	146	102
Current liabilities	(18,197)	(22,684)
Non-current liabilities	(238)	(241)
Derivative financial instruments, net	3,107	(6,531)
Offtake agreement measured at FVTPL
Current liabilities	(3,638)	-
Non-current liabilities	(61,889)	-
Offtake agreement measured at FVTPL	(65,527)	-

Other financial instruments, net	(62,420)	(6,531)

(b)	Derivative financial instruments: Fair value by strategy
			March 31, 2022		December 31, 2021
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	144,176	1,338	215,809	(9,898)
			1,338		(9,898)
Sales of zinc at a fixed price
Zinc forward	ton	5,304	1,711	8,787	3,433
			1,711		3,433
Interest rate risk
IPCA vs. CDI	BRL	226,880	58	226,880	(66)
			58		(66)

			3,107		(6,531)
(c)	Derivative financial instruments: Changes in fair value
March 31, 2022
Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	379	(16,570)	13,172	491	-	1,078	(12,686)
Sales of zinc at a fixed price	-	-	-	2,169	-		3,891
Interest rate risk – IPCA vs. CDI	-	-	-	-	422	-	298
March 31, 2022	379	(16,570)	13,172	2,660	422	1,078	(8,497)

March 31, 2021	(218)	300	(1,158)	1,250	(13,654)	36	9,370

(d)	Offtake agreement measured at FVTPL: Fair value

	Per Unit	Notional	March 31, 2022	March 31, 2021
Inception date (i)			46,100	-
Changes in fair value – note 6			19,427	-
Balance at the end of period	ton	30,810	65,527	-

(i) On January 25, 2022, the Company signed an offtake agreement with the Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap. Refer to note 1 (b) for additional information.

17 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

12	Trade accounts receivables
(a)	Composition
	March 31, 2022	December 31, 2021
Trade accounts receivables	192,733	233,623
Related parties	804	1,016
Impairment of trade accounts receivables	(4,523)	(3,465)
	189,014	231,174

(b)	Analysis by currency
	March 31, 2022	December 31, 2021
USD	139,765	196,316
BRL	47,598	34,464
Other	1,651	394
	189,014	231,174

(c)	Aging of trade accounts receivables
	March 31, 2022	December 31, 2021
Current	170,133	222,083
Up to 3 months past due	18,439	9,201
From 3 to 6 months past due	788	51
Over 6 months past due	4,177	3,304
	193,537	234,639
Impairment	(4,523)	(3,465)
	189,014	231,174

13	Inventory

Composition

	March 31, 2022	December 31, 2021
Finished products (i)	193,801	157,285
Semi-finished products (ii)	107,884	60,315
Raw materials (iii)	141,686	90,087
Auxiliary materials and consumables	106,781	94,564
Inventory provisions	(35,595)	(29,749)
	514,557	372,502

(i) Finished products increased in the three months ended on March 31, 2022, mainly because of the higher metal volumes purchased by the smelters and the higher price of the zinc concentrates acquired from third-parties and included in the metal production of the Company’s smelting segment.

(ii) Semi-finished products increased in the three months ended on March 31, 2022, due to the higher volumes of material in process to compensate the planned operational stopages in the Company’s smelting segment during the period.

(iii) Raw materials increased in the three months ended on March 31, 2022, because of the higher volume and value of the imported zinc concentrates used in the Company’s smelting segment and of the continuous ore stockpile costs incurred during Aripuanã’s commissioning phase.

18 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated
14	Property, plant and equipment
(a)	Changes in the three months ended on March 31
							2022	2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (iii)	Other	Total	Total
Balance at the beginning of the period
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973	4,520,321
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)	(2,622,025)
Net balance at the beginning of the period	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,898,296
Reclassification (i)	-	-	-	-	-	-	-	(31,851)
Net balance at the beginning of the period - adjusted	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730	1,866,445
Additions (ii)	117	84	82,538	-	479	55	83,273	83,955
Disposals and write-offs	(27)	(197)	(14)	-	-	(58)	(296)	(3,289)
Depreciation	(14,416)	(26,992)	-	(1,387)	(540)	(241)	(43,576)	(40,942)
Foreign exchange effects	43,702	59,215	114,563	8,657	3,190	2,194	231,521	(94,480)
Transfers	30,313	24,236	(56,227)	-	1,318	160	(200)	(282)
Remeasurement of asset retirement obligations	-	-	-	(5,520)	-	-	(5,520)	(8,303)
Balance at the end of the period	498,674	623,717	952,955	85,553	169,684	22,349	2,352,932	1,803,104
Cost	1,154,420	2,454,348	1,017,376	208,905	186,037	38,855	5,059,941	4,337,208
Accumulated depreciation and impairment	(655,746)	(1,830,631)	(64,421)	(123,352)	(16,353)	(16,506)	(2,707,009)	(2,534,104)
Balance at the end of the period	498,674	623,717	952,955	85,553	169,684	22,349	2,352,932	1,803,104

Average annual depreciation rates %	4	7	-	UoP	UoP	-

(i) Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 15.

(ii) Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 5,431 for the period ended on March 31, 2022 (March 31, 2021: USD 3,703).

19 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated
15	Intangible assets

(a)	Changes in the three months ended on March 31

				2022	2021
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period
Cost	673,570	1,791,643	72,414	2,537,627	2,392,388
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)	(1,315,983)
Net balance at the beginning of the period	406,228	612,270	38,273	1,056,771	1,076,405
Reclassification (i)	-	-	-	-	31,851
Net balance at the beginning of the period - adjusted	406,228	612,270	38,273	1,056,771	1,108,256
Additions (ii)	-	46,100	194	46,294	-
Amortization	-	(18,548)	(1,287)	(19,835)	(15,439)
Foreign exchange effects	497	1,418	5,775	7,690	(2,649)
Transfers	-	193	7	200	282
Balance at the end of the period	406,725	641,433	42,962	1,091,120	1,090,450
Cost	674,067	1,840,138	83,989	2,598,194	2,514,615
Accumulated amortization and impairment	(267,342)	(1,198,705)	(41,027)	(1,507,074)	(1,424,165)
Balance at the end of the period	406,725	641,433	42,962	1,091,120	1,090,450

Average annual depreciation rates %	-	UoP	-

(i) The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, Plant and Equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, only between Property, Plant and Equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights at the beginning of 2021.

(ii) On January 25, 2022, the Company signed an offtake agreement to sell 100% of the copper concentrate produced by Aripuanã. As explained in note 1 (b), this agreement replaced the obligation of future royalty payments arising from the acquisition of mining rights obtained by the Company for the Airpuanã project. Then, the fair value of this agreement on its inception date, in the amount of USD 46,100, was recognized as Rights to use natural resources within Intangible assets and will be amortized during the life of the mine by units of production method (“UoP”).

20 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

16	Loans and financings
(a)	Composition
				March 31, 2022	December 31, 2021
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.84%	19,928	1,190,323	1,210,251	1,338,334
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	21,813	227,568	249,381	215,801
Export credit notes	LIBOR + 1.54% 134.20 % CDI SOFR + 2,5%	665	232,684	233,349	135,077
Debentures	107.5 % CDI	5,833	-	5,833	4,916
Other		1,688	3,908	5,596	5,187
		49,927	1,654,483	1,704,410	1,699,315

Current portion of long-term loans and financings (principal)		23,998
Interest on loans and financings		25,929

(b)	Changes in the three months ended on March 31
	March 31, 2022	March 31, 2021
Balance at the beginning of the period	1,699,315	2,024,314
New loans and financings – note 1(d)	90,000	-
Payments of loans and financings	(4,739)	(47,204)
Bonds repurchase (i)	(128,470)	-
Foreign exchange effects	48,595	(36,474)
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	487	1,332
Fair value of loans and financings – note 7	433	(8,875)
Interest accrual	28,818	28,246
Interest paid on loans and financings	(30,739)	(35,493)
Amortization of debt issue costs	710	-
Balance at the end of the period	1,704,410	1,925,846

(i) On March 28, 2022, the Company completed an early redemption and cancellation of all outstanding 4.625% Senior Notes due 2023. Holders of the 2023 Notes tendered an aggregate principal amount of USD 128,470. In this transaction, the Company also paid an amount of USD 2,971 of accrued interest and USD 3,277 of premium paid over the notes, which was recognized in Net financial results (note 7).

(c)	Maturity profile
							March 31, 2022
	2022	2023	2024	2025	2026	As from 2027	Total
Eurobonds – USD	20,440	(2,071)	(2,134)	(2,200)	(2,270)	1,198,486	1,210,251
BNDES	16,579	25,375	26,493	25,408	22,759	132,767	249,381
Export credit notes	681	(59)	89,444	53,283	-	90,000	233,349
Debentures	5,833	-	-	-	-	-	5,833
Other	1,328	502	42	532	532	2,660	5,596
	44,861	23,747	113,845	77,023	21,021	1,423,913	1,704,410

(i) The negative balances refer to related funding costs (fees) amortization.

21 of 22

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on March 31, 2022.

As of March 31, 2022, the Company was in compliance with all its financial covenants.

17	Asset retirement and environmental obligations
(a)	Changes in the three months ended on March 31
			March 31, 2022	March 31, 2021
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	221,710	42,440	264,150	276,046
Payments	(5,527)	(925)	(6,452)	(850)
Foreign exchange effects	14,796	7,333	22,129	(10,576)
Interest accrual	3,722	891	4,613	1,992
Remeasurement and additions (i) – note 6 and 14	(7,057)	495	(6,562)	(2,736)
Changes in amount and time of cash flows	-	(173)	(173)	-
Balance at the end of the period	227,644	50,061	277,705	263,876
Current liabilities	24,533	12,308	36,841	39,068
Non-current liabilities	203,111	37,753	240,864	224,808

(i) As of March 31, 2022, the credit risk-adjusted rate used for Peru was between 5.66% and 9.04% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 7.03% and 7.52% (December 31, 2021: 7.68% and 8.67%). As of March 31, 2021, the credit risk-adjusted rate used for Peru was between 2.21% and 5.23% (December 31, 2020: 1.70% and 4.0%) and for Brazil was between 1.10% and 6.70% (December 31, 2020: 0.07% and 6.75%).

18	Impairment of non-current assets

According to NEXA’s policy, the Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU may not be recovered or a previously recorded impairment should be reversed. If any indicator exists the Company estimates the asset’s or CGU´s recoverable amount. As of March 31, 2022, no impairment tests were required as a result of this assessment.

22 of 22

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